AUTO PHOTO TECHNOLOGIES INC.

6 - 260 East Esplanade

North Vancouver, BC V7L 1A3

February 13, 2007

VIA EDGAR AND FACSIMILE (202-772-9368)

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

USA

Attention:	Rolaine Bancroft

Dear Sirs/Mesdames:

Re: Auto Photo Technologies Inc. (the "Company")

In connection with the Company's Form SB-2 Registration Statement filed under file number 333-137355, the Company hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m. (EDT) Wednesday, February 14, 2007 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, Bill Macdonald, at 604-643-3118.

Yours truly,

AUTO PHOTO TECHNOLOGIES INC.

/s/ Ian S. Grant

Ian S. Grant

President and Director

CW1069170.1